UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Antero Midstream Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03676B 102
(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

 Denver, Colorado 80202

(303) 357-7310

with a copy to:

Douglas E. McWilliams

 Scott D. Rubinsky

Vinson & Elkins L.L.P.

 1001 Fannin Street, Suite 2500

Houston, Texas 77002

 (713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

1	Name of Reporting Person Antero Resources Corporation
Check the Appropriate Box if a Member of a Group
2	(A): ☐
(B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 32,042,344
	8	Shared Voting Power 139,042,345(1)
	9	Sole Dispositive Power 32,042,344
	10	Shared Dispositive Power 139,042,345(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,042,345(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.73%(2)
14	Type of Reporting Person CO

(1)	Calculated in the manner set forth in Item 5.

(2)	Based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and corresponding cancellation, as described in the Explanatory Note.

Explanatory Note: On December 8, 2019, Antero Midstream Corporation (the “Issuer”) agreed to purchase $100.0 million worth of its common stock from Antero Resources Corporation (the “Reporting Person”) with the number of shares to be sold based on a formulaic pricing mechanism taking into account both historical and future pricing of the Issuer’s common stock (the “Stock Repurchase”) pursuant to the Repurchase Agreement, dated December 8, 2019, between the Reporting Person and the Issuer (the “Repurchase Agreement”). On December 16, 2019, the Reporting Person sold 19,377,592 shares of the Issuer’s common stock to the Issuer pursuant to the Repurchase Agreement, which shares were thereafter cancelled by the Issuer. The Reporting Person is filing this Amendment No. 4, which amends and supplements the Statement on Schedule 13D filed on March 14, 2019 (as amended by Amendment No. 1 filed on May 24, 2019, as further amended by Amendment No. 2 filed on September 5, 2019 and as further amended by Amendment No. 3 filed on November 12, 2019, the “Original Schedule 13D”) with the Securities and Exchange Commission to reflect the sale made by the Reporting Person pursuant to the Stock Repurchase and the corresponding cancellation of shares. The Original Schedule 13D is hereby amended and supplemented by the Reporting Person, as set forth below (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein that are not defined herein have the meanings set forth in the Original Schedule 13D. Each ownership percentage set forth herein is based on 484,042,327 shares of the Issuer’s common stock outstanding as of December 16, 2019, after giving effect to the Stock Repurchase and cancellation described above.

Item 2.	Identity and Background

This Item 2(c) shall be deemed to amend and restate Item 2(c) to the Original Schedule 13D in its entirety:

(c)        The principal business of the Reporting Person is the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. The name, business address, present principal occupation and citizenship of each director and executive officer of Antero are set forth on Schedule A to this Schedule 13D (the “Scheduled Persons”), which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Antero.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The Reporting Person is the record owner of 32,042,344 shares of the Issuer’s common stock, representing 6.62% of the outstanding shares of the Issuer’s common stock. Antero Subsidiary Holdings LLC (“AR Sub”), a Delaware limited liability company and wholly owned subsidiary of the Reporting Person, is the record owner of 107,000,001 shares of the Issuer’s common stock, representing 22.11% of the outstanding shares of the Issuer’s common stock. Because AR Sub is a party to the Stockholders’ Agreement (as defined below), AR Sub may be deemed to beneficially own all shares of the Issuer’s common stock owned by the parties to the Stockholders’ Agreement. The parties to the Stockholders’ Agreement, including AR Sub, collectively own 156,471,715 shares of the Issuer’s common stock, representing 32.33% of the outstanding shares of the Issuer’s common stock. Because the Reporting Person is the sole member of AR Sub, it may be deemed to beneficially own the shares of the Issuer’s common stock beneficially owned by AR Sub based on its relationship with AR Sub. The Reporting Person disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The parties to the Stockholders’ Agreement have filed separate Schedules 13D with respect to their interests.

(c)       On December 8, 2019, the Issuer agreed to purchase $100.0 million worth of its common stock from the Reporting Person with the number of shares to be sold based on a formulaic pricing mechanism taking into account both historical and future pricing of the Issuer’s common stock pursuant to the Repurchase Agreement. On December 16, 2019, the Reporting Person sold 19,377,592 shares of the Issuer’s common stock to the Issuer pursuant to the Repurchase Agreement at a price of $5.1606 per share, which shares were thereafter cancelled by the Issuer. Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of the Issuer’s common stock since the filing of the Original Schedule 13D.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is supplemented as follows:

Repurchase Agreement

On December 8, 2019, the Reporting Person and the Issuer entered into the Repurchase Agreement, pursuant to which the Issuer agreed to purchase $100.0 million worth of its common stock from the Reporting Person with the number of shares to be sold based on a formulaic pricing mechanism taking into account both historical and future pricing of the Issuer’s common stock; provided that the minimum number of shares could not be less than approximately 16.7 million shares and the maximum number of shares could not exceed 25.0 million shares. On December 16, 2019, the Reporting Person sold 19,377,592 shares of the Issuer’s common stock to the Issuer pursuant to the Repurchase Agreement, which shares were thereafter cancelled by the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original 13D is supplemented as follows:

Exhibit 4	Repurchase Agreement, dated December 8, 2019, between Antero Midstream Corporation and Antero Resources Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2019

ANTERO RESOURCES CORPORATION

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

[ANTERO RESOURCES CORPORATION – Schedule 13D]

SCHEDULE A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States
Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States
Joyce McConnell, Director	President Colorado State University c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Paul J. Korus, Director	Retired c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Vicky Sutil, Director	Strategic Planning Officer SK E&P Company c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Thomas B. Tyree, Jr. Director	Chairman Northwoods Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States
Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States
Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States
Michael N. Kennedy, Senior Vice President—Finance	1615 Wynkoop Street Denver, Colorado 80202	United States

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Alvyn A. Schopp, Chief Administration Officer, Regional Senior Vice President and Treasurer	1615 Wynkoop Street Denver, Colorado 80202	United States
W. Patrick Ash, Senior Vice President—Reserves, Planning and Midstream	1615 Wynkoop Street Denver, Colorado 80202	United States